Exhibit 99.1

NEWS RELEASE - REGULATED INFORMATION

25 May 2023, 22:30 CET

MDxHealth Announces Results of its Annual and Extraordinary

General Shareholders’ Meetings

IRVINE, CA, and HERSTAL, BELGIUM – 25 May 2023 – MDxHealth SA (Nasdaq and Euronext Brussels: MDXH) (“MDxHealth” or the “Company”), a commercial-stage precision diagnostics company, today held its ordinary annual general shareholders’ meeting (“AGM”) and an extraordinary general shareholders’ meeting (“EGM”).

The items on the agenda of the AGM included the approval of a number of resolutions relating to the financial year ended on 31 December 2022, as well as the renewal of board mandates. There was no attendance quorum for the AGM, and the proposed resolutions that were submitted to the meeting were all duly passed.

As the required attendance quorum for the EGM was not met, a new EGM will be held on Friday 30 June 2023 (unless decided otherwise by the Company). There will be no attendance quorum for this second EGM.

The minutes of the AGM and documents that were submitted to the meetings can be accessed via the Company’s website.

About MDxHealth®

mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

mdxhealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. All other trademarks and service marks are the property of their respective owners.